SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                 Report on Form 6-K for the month of August 2002

                                Nokia Corporation
                                   Nokia House
                                Keilalahdentie 4
                                   02150 Espoo
                                     Finland

          (Name and address of registrant's principal executive office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F   X   Form 40-F
                                   -----           -----

Enclosures:

1.   Samsung to license Nokia's software for mobile devices (August 30, 2002)

2. Taiwan's Coast Guard chooses Nokia's TETRA for its emergency services (August 27, 2002)

3.   Nokia warrants exercised for share subscription (August 26, 2002)

4.   Nokia Safeguards Arizona State University's Network (August 26, 2002)

5. Nokia Networks to further develop global operational efficiency in network delivery and maintenance services (August 7, 2002)


                                                         Page 1 of 8 Total Pages

NOKIA                                                   PRESS RELEASE

                                                        August 30, 2002


Samsung to license Nokia's software for mobile devices

Samsung and Nokia today announced an agreement whereby Samsung will license Nokia's Series 60 platform for their next generation of smart phones. Series 60 is a comprehensive software platform for smart phones that Nokia licenses as a source code product to other mobile handset manufacturers.

"Series 60 is an ideal software platform for the advanced smart phones. The licensing model with access to the source-code will give us the opportunity to contribute to and influence the platform development. The platform's flexibility will enable us to maintain in our product portfolio a high competitive edge associated with Samsung brand," says Mr. ByungDuck Cho, Senior Vice President, Mobile Communications R & D team, Samsung Electronics.

"We welcome Samsung to the community of Series 60 licensees and look forward to the innovations, unique mobile phones, and exciting applications Samsung will bring to the market with the Series 60 platform. Samsung will have a significant role to play in growing the smart phone market which utilizes open standards and technologies," said Pertti Korhonen, executive vice president, Mobile Software, Nokia. "As the leading telecommunication vendor Nokia's aim is to increase the compatibility between smart phones, since ultimately that will lead to seamless and easy-to-use mobile services for consumers and corporations to enjoy."

The Series 60 platform is designed for mobile phone users with easy-to-use; one-hand operated handsets characterized by high-quality color displays, rich communications and enhanced applications. The licensees will be able to integrate the software platform into their own application-driven phone designs and thus cost-effectively speed up the rollout of new phone models.

The Series 60 platform supports open and common key technologies, such as MMS, Java(TM) and WAP/XHTML. The platform consists of the key telephony and personal information management applications, browser and messaging clients, a complete and modifiable user interface.

About Nokia
Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

About Samsung Electronics
Samsung Electronics Co. Ltd. is a global leader in semiconductor, telecommunication, and digital convergence technology. Samsung Electronics employs approximately 64,000 people in 89 offices in 47 countries. The company is the world's largest producer of memory chips, TFT-LCDs, CDMA mobile phones, monitors and VCRs. Samsung Electronics consists of four main business units:
Digital Media Network, Device Solution Network, Telecommunication Network and Digital Appliance Network Businesses. For more information, please visit htt www.samsungelectronics.com

For further information, please contact:

Nokia,
Mobile Software
Communications
Tel. +358 718008000
email:nokia.mobile.phones@nokia.com
www.nokia.com

Samsung Electronics Co., Ltd.
Telecommunication Network
Tel. +822 751 2728
www.samsungelectronics.com

                                                         Page 2 of 8 Total Pages

NOKIA                                                   PRESS RELEASE

                                                        August 27, 2002




Taiwan's Coast Guard chooses Nokia's TETRA for its emergency services

The Coast Guard Administration (CGA) of Taiwan has chosen Nokia's state-of-the-art TETRA solution as the platform for evaluating its future professional mobile radio communication needs. This is the first such deployment of a TETRA digital professional mobile radio system in Taiwan.

Under the terms of a contract signed between the CGA and Highpull Technology Co., Ltd., the Nokia-authorized reseller in Taiwan, Nokia will provide its TETRA solution and Highpull will oversee the implementation of the system. With the Nokia system, the CGA will learn first-hand the advantages of using open-standard digital TETRA technology for its emergency communications along the coast of Taiwan, thus improving public safety at sea.

Equipment deliveries are estimated to begin in September.

The Nokia TETRA system will provide improved coverage and new services to the CGA. In particular, Nokia and Highpull will provide easy-to-use automatic vehicle location and data enquiry solutions for the CGA's evaluation, as well as operational training.

"This deployment with the CGA is pivotal, as it will go a long way towards demonstrating the benefits of TETRA, not only to the CGA but to the Taiwanese market as a whole," says Topi Kinnunen, Director, Professional Mobile Radio, Nokia Networks. "We are confident that our proven high-quality and reliable TETRA solution will give the CGA a clear picture of the benefits of TETRA and win them over."

Nokia is the world's leading supplier of TETRA networks and terminals, offering the most modern countrywide digital radio communication solutions for public safety organizations and other professional users. Special features include: top-class communication security, fast group calls, sophisticated emergency call functionality, prioritized calls, advanced messaging and data communication services, including packet data.

Nokia has a proven track record in delivering multiswitch TETRA networks capable of providing all TETRA services uniformly countrywide. The open interfaces of Nokia TETRA solutions enable seamless integration to command and control systems.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet, Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is one of the most broadly held companies in the world with listings on six major exchanges.


Further information:
Communications Department, Nokia Networks
Tel.+ 358 7180 38195
E-mail nokia.networks@nokia.com

www.nokia.com


                                                         Page 3 of 8 Total Pages

NOKIA                                                   PRESS RELEASE

                                                        August 26, 2002


Nokia warrants exercised for share subscription


A total of 1,530,112 Nokia shares were subscribed for after the increase in the share capital registered on July 24, 2002. The shares were subscribed for with the A, B and C warrants of the Nokia Stock Option Plan 1997 issued to the key personnel of Nokia. The Stock Option Plan was approved by the Annual General Meeting of March 25, 1997.

The corresponding increase in the share capital, in total EUR 91,806.72 has been registered in the Finnish Trade Register on August 26, 2002. As a result of the increase, the share capital of Nokia is currently EUR 285,373,183.98 and the total number of shares is 4,756,219,733. Nokia received as additional shareholders' equity a total of EUR 4,937,480.16.

The holders of the new shares are entitled to all shareholders' rights from the registration date August 26, 2002. The new shares will be listed on the Helsinki Exchanges together with the other shares on August 27, 2002. Listing of the shares will also be applied for on the Frankfurt, London, New York, Paris and Stockholm Stock Exchanges.

The subscription period for the A warrants of the Nokia Stock Option Plan 1997 began in December 1997, for the B warrants in November 1999 and for the C warrants in November 2001, for the A warrants of the Nokia Stock Option Plan 1999 in April 2001, for the B warrants in April 2002 and for the 2001A warrants of the Nokia Stock Option Plan 2001 in July 2002. The A, B and C warrants of the Nokia Stock Option Plan 1997 are listed on the Helsinki Exchanges as one security.


Further information:

Nokia,
Corporate Communications
Tel. +358 7180 34459
Fax +358 7180 38226
Email communications.corporate@nokia.com

www.nokia.com

                                                         Page 4 of 8 Total Pages

NOKIA                                              PRESS RELEASE

                                                   August 26, 2002


Nokia Safeguards Arizona State University's Network

Purpose-built platform integrating Check Point software becomes the security standard at leading academic institution

Tempe, AZ - (August 26, 2002 ) - Arizona State University (ASU) has chosen Nokia's (NYSE:NOK) IP network security appliances integrating VPN-1(R)/FireWall-1(R) software from Check Point Software Technologies (NASDAQ:
CHKP) as its firewall and virtual private network (VPN) solution of choice. ASU is a major metropolitan research institution, and, with more than 50,000 students from all 50 states and more than 120 countries, is one of the five largest public universities in the nation. With approximately 20 appliances deployed in multiple facilities at all four campuses, ASU has standardized the Nokia platform across all academic and administrative departments - allowing each to establish its own security policy as needed.

Prior to employing the Nokia solution, ASU depended on server-based solutions with general-purpose UNIX operating systems. This cumbersome and costly approach was difficult to manage and nearly impossible to scale across the institution due to the complexities involved.

"Servers are not designed for security, and that makes them difficult to configure, operate and maintain," stated Jack Hsu, manager of systems network management at ASU. "We evaluated a Nokia IP Series security appliance with Check Point VPN-1/FireWall-1 software for one week and were very pleased with the inherent security and remarkable ease of use of this purpose-built platform."

As a leading center for research and technological advancement, ASU maintains a fairly open policy regarding access to information. ASU's requirements call for the capability to set different security policies for various departments and applications. With Nokia's "plug-and-play" simplicity, ASU is able to deliver customized firewall and VPN solutions to individual departments as a managed service - all while upholding centralized control.

"The appliance is so simple to use, that during the week-long evaluation period we were able to create a complete standard operating procedure that is now used for individual departments when we implement their firewalls and VPNs, " commented Greg Wilson, systems programming principal at ASU. "There's no way we could achieve this with a general purpose server."

Nokia's centralized management tool, Horizon Manager, was critical in deploying a successful distributed security solution. The advanced management capabilities allow the ASU IT staff to configure different sets of rules for different firewalls, then administer them all centrally--with strong encryption to protect communications. ASU can also configure the appliances and distribute various policy updates to departments from remote locations.

Noted Wilson, "Unlike businesses, universities are unable to adopt a single security policy for all departments and applications. We could not distribute security appliances in this fashion without centralized management."

ASU leverages a variety of Nokia appliances to optimize the solution's cost effectiveness, including the high performance Nokia IP530 model for the traffic-intensive data center, which delivers 500Mbps of firewall throughput. Its VPN intranet for administrative applications based on Check Point's VPN-1 offering has been so well received, ASU is now deploying a load-balanced pair of Nokia IP650 appliances as a VPN gateway to allow users access from their homes and other off-campus sites.


                                                         Page 5 of 8 Total Pages

"ASU faced an all-too-familiar challenge in attempting to sustain a server-based security approach," said Dan MacDonald, vice president of product management and marketing, Nokia Internet Communications. "By combining a purpose-built, inherently secure platform with Check Point's firewall and VPN technology, Nokia has made available a comprehensive, easily-managed system to address security for the needs of any organization. We look forward to our continued working relationship with ASU as the university grows and expands."

About Arizona State University
Arizona State University is a major metropolitan research university, and is internationally known for its high-quality academic and research programs. More than 50,000 students from all states and more than 120 countries enroll at ASU each year, bringing their diverse thoughts, cultures and backgrounds to the university's scholarly environment. By matching university talents and expertise with the vision of community and industry leaders, ASU provides indispensable research and support to address the major issues affecting the quality of life in the Valley of the Sun, the state of Arizona, and throughout the nation.

About Nokia Internet Communications
Nokia Internet Communications, headquartered in Mountain View, California, provides world-class Network Security, Virtual Private Network and Internet Traffic and Content Management solutions that ensure the security and reliability of corporate enterprise and managed service provider networks. Nokia is committed to enhancing the end user experience by bringing a new level of security and reliability to the network, enabling an Internet transaction that is personal and trusted-each and every time.

For more information, please visit www.nokia.com and click on Secure Network Solutions. Nokia Internet security and virtual private network appliances span the spectrum of price/performance points, and secure the widest range of network environments-from the smallest branch office to the largest Internet data center. The expansive product line, backed by world-class global support and services, provides customers the ability to deploy multiple solutions from a single product to secure all elements of a distributed enterprise.

About Nokia
Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet, Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

For More Information: (Media and Industry Analysts Only Please)

Nokia Internet Communications:
Americas (California based)
Amy Grenier, Interactive Public Relations for Nokia Internet Communications Tel. + 1 415 975 3354 or amy@ipri.com

EMEA (UK based)
Claire Backhurst
Tel. +44 7788 145460 or claire.backhurst@nokia.com

APAC (Singapore based)
Bonnie Datta
Tel. +65 67231046 or bonnie.datta@nokia.com

www.nokia.com

                                                         Page 6 of 8 Total Pages

NOKIA                                                    PRESS RELEASE

                                                         August 7, 2002


Nokia Networks to further develop global operational efficiency in network delivery and maintenance services

Re-aligns resources with the current market outlook

Nokia Networks, the infrastructure division of Nokia Corporation, will put into place a plan to further improve operational efficiency in order to ensure long-term competitiveness. The target is to align the organisation to the current business environment and to meet the challenges of the future. The planned changes concern mostly functions related to network delivery and maintenance services.

Nokia will start employment discussions with the relevant labour representatives in those areas expected to be impacted by the re-alignment. The impacts vary country by country, from a few employees in most countries to around one hundred in some larger countries, depending on the business requirements. The changes are estimated to decrease the number of personnel by altogether approximately 900 people globally. The changes are planned to take place gradually and be largely completed by the end of this year.

The key target of this restructuring is to bolster operational excellence and competitiveness by re-aligning the resources in delivery and maintenance services related functions with the current market requirements. At the same time, Nokia will retain and further develop its strong organisation to support current and future customer needs.

Nokia Networks employs approximately 19 000 people globally.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.


Further information:

Riitta Mard
Nokia Networks, Communications
Tel +358 7180 38195
e-mail: nokia.networks@nokia.com

www.nokia.com

                                                         Page 7 of 8 Total Pages

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: September 3, 2002                      Nokia Corporation



                                       By:   /s/ Ursula Ranin
                                          --------------------------------------
                                          Name:  Ursula Ranin
                                          Title: Vice President, General Counsel


                                                         Page 8 of 8 Total Pages